# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neumora Therapeutics, Inc., CIK 0001885522
CUSIP: 640979100
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 200, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036256
Filed by CIK 0001202769

## Reporting persons
- Paul L Berns: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,226,272; shared voting power 0; sole dispositive power 8,226,272; shared dispositive power 0; aggregate amount beneficially owned 8,226,272 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Neumora Therapeutics, Inc.
Address of issuer's principal executive offices: 490 Arsenal Way, Suite 200, Watertown, MA 02472

## Item 2. Person Filing
Name of person filing: Paul L Berns ("Berns") an individual and referred to as the "Reporting Person".
Address of principal business office or, if none, residence: 490 Arsenal Way, Suite 200, Watertown, MA 02472
Citizenship: The Reporting Person is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Berns is the record owner of 7,247,625 shares of Common Stock (the "Record Shares") as of December 31, 2024. In addition, as of December 31, 2024, Berns is a holder of vested options to purchase 779,318 shares of Common Stock and options to purchase 156,517 shares of Common Stock vesting within sixty days (the "Berns Options"), and 42,812 restricted stock units vesting within sixty days (the "Berns Restricted Stock Units").
Percent of class: See line 11 of the cover sheet. The percentages set forth on the cover sheet is based upon 161,561,064 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2024. The Berns Options and the Berns Restricted Stock Units were included in the number of shares of Common Stock outstanding.
Sole power to vote or to direct the vote: See line 5 of the cover sheet.
Shared power to vote or to direct the vote: See line 6 of the cover sheet.
Sole power to dispose or to direct the disposition: See line 7 of the cover sheet.
Shared power to dispose or to direct the disposition: See line 8 of the cover sheet.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Paul L Berns: /s/ Paul L. Berns, Paul L. Berns (02/13/2025)